Exhibit 99.1

ITURAN PRESENTS ITS FIRST QUARTER 2023 RESULTS

Net subscriber growth in Q1 2023 of 49,000
Expects current strong subscriber net adds to contribute to accelerated revenue growth in 2023

AZOUR, Israel – May 24, 2023 – Ituran Location and Control Ltd. (NASDAQ: ITRN), today announced its consolidated financial results for the first quarter of 2023.

Highlights of the first quarter of 2023

•	Net subscriber growth of 49,000: net increase in aftermarket of 44,000 and net increase in OEM of 5,000;

•	Revenues of $79.5 million, an increase of 10% year-over-year;

•	Net income of $11.4 million, an increase of 30% year-over-year;

•	EBITDA of $20.8 million, up 8% year-over-year;

•	Generated $17.4 million in quarterly operating cash flow;

•	Declared dividend of $3 million and continued share buy-back program totaling $1.2 million in the quarter;

Management Comment

Eyal Sheratzky, Co-CEO of Ituran said, “We are very pleased with the results of the first quarter of 2023. The year has begun on a strong note and the accelerated subscriber growth we witnessed last year is starting to make its mark on our financial results. We experienced record subscriber revenues in the quarter with record subscriber gross margins and also saw our highest quarterly net income and EBITDA in over four years. Our success stems from introducing valuable new products and services that cater to our customer’s mobility needs, while leveraging the synergies of our 2 million-plus ongoing subscribers across all the regions in which we operate.”

“We are seeing an increase in interest in Latin America from car manufacturers, as well as from financing firms. We are increasingly optimistic for the upcoming quarters and expect that the positive trends we are currently experiencing will continue through 2023 and beyond.”

First Quarter 2023 Results

Revenues for the first quarter of 2023 were $79.5 million, an increase of 10.3% compared with revenues of $72.1 million in the first quarter of 2022.

70% of revenues were from location-based service subscription fees and 30% were from product revenues.

Revenues from subscription fees were $55.8 million, an increase of 11% over the first quarter 2022 revenues.

The subscriber base amounted to 2,115,000 as of March 31, 2023. This represents an increase of 49,000 net over that of the end of the prior quarter, and a net increase of 191,000 year-over-year. During the quarter, there was an increase of 44,000 net in the aftermarket subscriber base and an increase of 5,000 net in the OEM subscriber base.

Product revenues were $23.7 million, an increase of 8% compared with that of the first quarter of last year.

Gross profit for the quarter was $36.7 million (46.2% of revenues), a 10% increase compared with gross profit of $33.3 million (46.2% of revenues) in the first quarter of last year.

The gross margin in the quarter on subscription revenues was 58.1%, compared with 55.9% in the first quarter of last year. The gross margin on products was 18.2% in the quarter, compared with 23.7% in the first quarter of last year.

Operating income for the quarter was $15.9 million (20.0% of revenues), an increase of 11% compared with an operating income of $14.4 million (19.9% of revenues) in the first quarter of last year.

EBITDA for the quarter was $20.8 million (26.2% of revenues), an increase of 8% compared with an EBITDA of $19.3 million (26.7% of revenues) in the first quarter of last year.

Financial expenses for the quarter were $0.2 million compared with financial expenses of $2.6 million in the first quarter of last year. In the first quarter of last year there was a large financial loss due to the devaluation of SaverOne, an early stage public company in which Ituran holds equity.

Net income for the first quarter of 2023 was $11.4 million (14.3% of revenues) or diluted earnings per share of $0.56, compared to $8.7 million (12.1% of revenues) or diluted earnings per share of $0.43 in the first quarter of last year.

Cash flow from operations for the first quarter of 2023 was $17.4 million.

On the balance sheet, as of March 31, 2023, the Company had cash, including marketable securities, of $33.5 million and debt of $9.2 million, amounting to a net cash of $24.3 million. This is compared with cash, including marketable securities, of $28.2 million and debt of $12.2 million, amounting to a net cash of $16.0 million, as of December 31, 2022.

Dividend

For the first quarter of 2023, a dividend of $3 million was declared.

Buy Back

On August 23, 2022, Ituran announced that its Board of Directors made the decision to continue executing on the $19 million remainder of a $25 million share buy-back program that was first announced in 2019. On February 23, 2023, the Board of Directors made the decision to increase the buy back by a further $10 million.

In the first quarter, under the program, Ituran purchased 54,000 shares for a total of $1.2 million. There is remaining under the buy back program approximately $12 million, as of March 31, 2023.

Share repurchases, were funded by available cash and repurchases of Ituran's ordinary shares under SEC Rule10b-18 terms.

Conference Call Information

The Company will also be hosting a conference call later today, May 24, 2023 at 9am Eastern Time.

On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 860 9642
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number:  +972 3 918 0609
at:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors, as well as factors related to the global COVID-19 pandemic.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to over 2 million subscribers using its location-based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 2,700 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi	Ehud Helft
udi_m@ituran.com	ituran@ekgir.com
Deputy CEO & VP Finance, Ituran	EK Global Investor Relations
(Israel) +972 3 557 1348	(US) +1 212 378 8040

 ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of March 31, 2023

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of March 31, 2023

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ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	March 31,	December 31,
(in thousands)	2023	2022
	(unaudited)

Current assets
Cash and cash equivalents	33,276	27,850
Investments in marketable securities	209	316
Accounts receivable (net of allowance for doubtful accounts)	47,990	45,821
Other current assets	52,382	48,156
Inventories	27,963	28,509

	161,820	150,652

Non- Current investments and other assets
Investments in affiliated companies	1,143	1,188
Investments in other companies	1,730	1,779
Other non-current assets	3,789	3,129
Deferred income taxes	12,051	11,400
Funds in respect of employee rights upon retirement	15,118	15,146

	33,831	32,642

Property and equipment, net	42,969	45,598

Operating lease right-of-use assets, net	8,678	9,905

Intangible assets, net	11,853	12,620

Goodwill	39,411	39,510

Total assets	298,562	290,927

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (cont.)

	US dollars
	March 31,	December 31,
(in thousands)	2023	2022
	(unaudited)
Current liabilities
Credit from banking institutions	8,901	11,845
Accounts payable	23,903	21,937
Deferred revenues	23,105	21,783
Other current liabilities	38,719	37,407

	94,628	92,972

Non- Current liabilities
Long term loan	281	345
Liability for employee rights upon retirement	21,541	21,224
Deferred income taxes	1,534	1,534
Deferred revenues	14,283	13,036
Others non-current liabilities	2,110	2,071
Operating lease liabilities, non-current	5,847	6,886

	45,596	45,096

Stockholders’ equity	152,539	145,797
Non-controlling interests	5,799	7,062

Total equity	158,338	152,859

Total liabilities and equity	298,562	290,927

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	US dollars
	Three months period ended March 31,
(in thousands except per share data)	2023	2022
	(unaudited)
Revenues:
Telematics services	55,777	50,226
Telematics products	23,695	21,846
	79,472	72,072

Cost of revenues:
Telematics services	23,392	22,132
Telematics products	19,391	16,677
	42,783	38,809

Gross profit	36,689	33,263
Research and development expenses	4,138	4,140
Selling and marketing expenses	3,323	3,124
General and administrative expenses	13,273	11,712
Other income (expenses), net	43	(79)
Operating income	15,912	14,366
Other income, net	21	-
Financing expenses, net	(195)	(2,565)
Income before income tax	15,738	11,801
Income tax expenses	(3,419)	(2,464)
Share in losses of affiliated companies ,net	(366)	(43)
Net income for the period	11,953	9,294
Less: Net income attributable to non-controlling interest	(598)	(565)
Net income attributable to the Company	11,355	8,729

Basic and diluted earnings per share attributable to Company’s stockholders	0.56	0.43

Basic and diluted weighted average number of shares outstanding (in thousands)	20,314	20,534

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Three months period ended March 31,
(in thousands)	2023	2022
	(unaudited)
Cash flows from operating activities
Net income for the period	11,953	9,294
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	4,905	4,907
Loss in respect of trading marketable securities	1	2,350
Increase in liability for employee rights upon retirement, net	861	918
Share in losses of affiliated company, net	366	43
Deferred income taxes	(603)	157
Capital gain from sale of property and equipment, net	(7)	(62)
Increase in accounts receivable	(2,780)	(3,685)
Increase in other current and non-current assets	(4,576)	(3,026)
Increase in inventories	(159)	(4,750)
Increase in accounts payable	3,665	1,211
Increase in deferred revenues	2,729	1,846
Increase (decrease) in other current and non-current liabilities	1,040	(2,253)
Net cash provided by operating activities	17,395	6,950

Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(383)	(392)
Capital expenditures	(2,903)	(6,122)
Investments in affiliated and other companies	(295)	(377)
Investment in long term deposit	-	(22)
Sale of investment in marketable securities	99	-
Proceeds from sale of property and equipment	18	210
Net cash used in investment activities	(3,464)	(6,703)

Cash flows from financing activities
Short term credit from banking institutions, net	1,139	(49)
Repayment of long term loan	(4,142)	(4,177)
Dividend paid	(2,797)	(2,891)
Dividend paid to non-controlling interest	(795)	-
Acquisition of company shares	(1,200)	-
Net cash used in in financing activities	(7,795)	(7,117)
Effect of exchange rate changes on cash and cash equivalents	(710)	(182)
Net increase (decrease) in cash and cash equivalents	5,426	(7,052)
Balance of cash and cash equivalents at beginning of period	27,850	50,306
Balance of cash and cash equivalents at end of period	33,276	43,254

Supplementary information on financing and investing activities not involving cash flows:
In March 2023, the Company declared a dividend in the amount of US$ 3 million.  The dividend was paid in April 2023

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